UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06025587

February 16, 2006

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
VC54S440
One Verizon Way
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/16/2006

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

Dear Ms. Weber:

This is in response to your letter dated December 28, 2005 concerning the shareholder proposal submitted to Verizon by Raymond W. Nolte. We also have received a letter from the proponent dated January 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Raymond W. Nolte
420 Charles Street
Keller, TX 76248-3332

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

RECEIVED
2005 DEC 29 PM 5: 19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

verizon

December 28, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposal of Raymond Nolte

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal"), dated November 2, 2005, from Raymond William Nolte (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders (the "2006 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2006 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the Proposal submitted by the Proponent attached hereto as Exhibit A. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2006 proxy materials.

I. Introduction.

On November 17, 2005, Verizon received a letter from the Proponent containing the following proposal:

BE IT RESOLVED, that Verizon Communications Corporation cease and desist mandating their customers to contribute to the Federal and State Universal Fees,

which will result in the strengthening of the American way in out great republic, the U.S.A.

Verizon believes that the Proposal may be properly omitted from its 2006 proxy materials pursuant to Rule 14a-8(i)(7), because it deals with a matter relating to the company's ordinary business operations.

II. The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because it Deals With a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the collection in customer telephone bills of legal and proper surcharges in accordance with applicable regulations is a matter that falls squarely within its ordinary, day-to-day business operations. Moreover, the elimination of these fees and surcharges would result in lost revenues and, in management's view, could adversely affect value for all shareholders.

Verizon's recovery of the cost of contributions that it is required to make by federal and state regulators to the Federal and State Universal Service Funds clearly involves a business matter that is part of the ordinary, day-to day operations of a telecommunications carrier. The Staff has previously agreed that similar proposals relating to ordinary business functions may be excluded under Rule 14a-8(i)(7). See *Dow Jones & Company* (January 18, 2001) (proposal relating to the recoupment of abandoned property); *Houston Industries Inc.* (March 3, 1999) (proposal relating to treatment of usage or billing complaints from the company's customers); *American Telephone and Telegraph Co.* (December 31, 1991) (proposal relating to method of billing); and *Public Service Company of Colorado* (February 1, 1980) (proposal relating to credit and collection policies with respect to delinquent accounts).

In addition, the Staff consistently has agreed to the exclusion of shareholder proposals that go beyond addressing a policy issue and instead seek to micro-manage a particular aspect of a company's activities. For example, the Staff has permitted a

proposal to be excluded under Rule 14a-8(i)(7) where the proposal appeared to be directed at engaging the company in a political or legislative process relating to an aspect of its business operations. *International Business Machines Corporation* (March 2, 2000) (proposal sought establishment of a board committee to evaluate the impact of pension-related proposals under consideration by national policymakers). See also *Pacific Enterprises* (February 12, 1996) (proposal that a utility dedicate its resources to ending state utility deregulation was excludable); *Pepsico, Inc.* (March 7, 1991) (permitting exclusion of proposal calling for an evaluation of the impact on the company of various federal healthcare proposals); *Dole Food Company* (February 10, 1992) (same); and *GTE Corporation* (February 10, 1992) (same). Here, the Proponent clearly wants to commandeer Verizon into supporting his personal agenda of abolishing what he refers to as the "mandatory charity" represented by the federally and state mandated Universal Service Funds. In the introduction to the Proposal, he states: "it seems that the American way would be for the Verizon attorneys to resist the F.C.C. against these anti-American charges instead of passing them on to their customers." The Proposal, in order to advance the Proponent's personal agenda, inappropriately seeks to intervene in Verizon's day-to- day operations and micromanage the company's basic business decisions as to legal and proper expense recovery.

III. Conclusion.

Verizon believes that the Proposal may omitted from the 2006 proxy materials pursuant to Rule 14a-8(i)(7) because the collection of fees and surcharges is within the scope of Verizon' ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2006 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Raymond Nolte

EXHIBIT "A"

Raymond William Nolte
420 Charles Street
Keller, TX 76248

November 2, 2005

Verizon Communications, Inc.
1095 Avenue of the Americas
New York, NY 10036

Dear Verizon:

As a stockholder, I hereby submit this stockholder proposal for consideration at the next shareholder meeting.

WHEREAS, our great country, the United States of America is a constitutional republic and not a socialistic country, and

WHEREAS, the American way is to discourage greed when it is found, and

WHEREAS, Verizon officials have determined that the dollar is more important than doing the right thing for their American customers by passing along fees to Verizon customers (the Federal and State Universal Service Fees), which are initially charged to Verizon from the Federal Communication Commission and amount to a mandatory charity, and

WHEREAS, both the Federal and State Universal Fees allegedly provide phone service for poor people and also allegedly provide computers, etc., to our schools, and

WHEREAS, each American is free to choose their own charities they wish to support, and most Americans pay school taxes that provide computers, etc., to our schools, and

WHEREAS, there is apparently no audit of these funds extracted from Verizon customers, and

WHEREAS, Verizon keeps a portion of these funds extracted from their customers, rather than resist the anti-American F.C.C. charges, and

WHEREAS, Verizon probably has attorneys on retainer or on staff to do their legal work, and

WHEREAS, it seems that the American way would be for the Verizon attorneys to resist the F.C.C. against these anti-American charges instead of passing them on to their customers, and

WHEREAS, by Verizon's own definition of "cramming", the customers do not authorize these charges to be added to their phone bill, and

WHEREAS, if the customer refuses to pay these anti-American charges, Verizon threatens their customer with disconnection of phone service, which amounts to extortion, and

WHEREAS, this act of extortion resulting in disconnection of service has occurred in at least one instance with a Verizon customer,

BE IT RESOLVED, that Verizon Communications Corporation cease and desist mandating their customers to contribute to the Federal and State Universal Service Fees, which will result in the strengthening of the American way in our great republic, the U.S.A.

Sincerely,

Raymond W. Nolte 11-2-05

Raymond W. Nolte

January 3, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commision
450 Fifth Street, N.W.
Washington DC 20549

Re: Verizon Communications Inc.
2006 Annual Share Holder Meeting
Share Holder Proposal of Raymond W. Nolte

Ladies and Gentlemen:

I received a copy of a letter to you from Verizon, (copy enclosed).

Verizon intends to omit my proposal for the 2006 shareholder annual meeting on blatant and specious reasoning.

My proposal is not "ordinary business" of Verizon and is certainly not "micro managing Verizon" in any way.

I want to believe that you ladies and Gentlemen love our great United States of America, and the fair and just American way, to do the responsible thing and deny Verizons request to subvert the shareholders rights to submit reasonable proposals to a corporation.

Thank you very much for your fair and just consideration.

Please notify me of your decision by mail.

Also, I am a present and current shareholder of Verizon communications Inc.

Raymond W. Nolte

Raymond W. Nolte
420 Charles Street
Keller, Tx. 76248-3332

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

December 28, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposal of Raymond Nolte

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal"), dated November 2, 2005, from Raymond William Nolte (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders (the "2006 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2006 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the Proposal submitted by the Proponent attached hereto as Exhibit A. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2006 proxy materials.

I. Introduction.

On November 17, 2005, Verizon received a letter from the Proponent containing the following proposal:

BE IT RESOLVED, that Verizon Communications Corporation cease and desist mandating their customers to contribute to the Federal and State Universal Fees,

which will result in the strengthening of the American way in out great republic, the U.S.A.

Verizon believes that the Proposal may be properly omitted from its 2006 proxy materials pursuant to Rule 14a-8(i)(7), because it deals with a matter relating to the company's ordinary business operations.

II. The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because it Deals With a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the collection in customer telephone bills of legal and proper surcharges in accordance with applicable regulations is a matter that falls squarely within its ordinary, day-to-day business operations. Moreover, the elimination of these fees and surcharges would result in lost revenues and, in management's view, could adversely affect value for all shareholders.

Verizon's recovery of the cost of contributions that it is required to make by federal and state regulators to the Federal and State Universal Service Funds clearly involves a business matter that is part of the ordinary, day-to day operations of a telecommunications carrier. The Staff has previously agreed that similar proposals relating to ordinary business functions may be excluded under Rule 14a-8(i)(7). See *Dow Jones & Company* (January 18, 2001) (proposal relating to the recoupment of abandoned property); *Houston Industries Inc.* (March 3, 1999) (proposal relating to treatment of usage or billing complaints from the company's customers); *American Telephone and Telegraph Co.* (December 31, 1991) (proposal relating to method of billing); and *Public Service Company of Colorado* (February 1, 1980) (proposal relating to credit and collection policies with respect to delinquent accounts).

In addition, the Staff consistently has agreed to the exclusion of shareholder proposals that go beyond addressing a policy issue and instead seek to micro-manage a particular aspect of a company's activities. For example, the Staff has permitted a

proposal to be excluded under Rule 14a-8(i)(7) where the proposal appeared to be directed at engaging the company in a political or legislative process relating to an aspect of its business operations. *International Business Machines Corporation* (March 2, 2000) (proposal sought establishment of a board committee to evaluate the impact of pension-related proposals under consideration by national policymakers). See also *Pacific Enterprises* (February 12, 1996) (proposal that a utility dedicate its resources to ending state utility deregulation was excludable); *Pepsico, Inc.* (March 7, 1991) (permitting exclusion of proposal calling for an evaluation of the impact on the company of various federal healthcare proposals); *Dole Food Company* (February 10, 1992) (same); and *GTE Corporation* (February 10, 1992) (same). Here, the Proponent clearly wants to commandeer Verizon into supporting his personal agenda of abolishing what he refers to as the "mandatory charity" represented by the federally and state mandated Universal Service Funds. In the introduction to the Proposal, he states: "it seems that the American way would be for the Verizon attorneys to resist the F.C.C. against these anti-American charges instead of passing them on to their customers." The Proposal, in order to advance the Proponent's personal agenda, inappropriately seeks to intervene in Verizon's day-to- day operations and micromanage the company's basic business decisions as to legal and proper expense recovery.

III. Conclusion.

Verizon believes that the Proposal may omitted from the 2006 proxy materials pursuant to Rule 14a-8(i)(7) because the collection of fees and surcharges is within the scope of Verizon' ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2006 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Raymond Nolte

EXHIBIT "A"

Raymond William Nolte
420 Charles Street
Keller, TX 76248

November 2, 2005

Verizon Communications, Inc.
1095 Avenue of the Americas
New York, NY 10036

Dear Verizon:

As a stockholder, I hereby submit this stockholder proposal for consideration at the next shareholder meeting.

WHEREAS, our great country, the United States of America is a constitutional republic and not a socialistic country, and

WHEREAS, the American way is to discourage greed when it is found, and

WHEREAS, Verizon officials have determined that the dollar is more important than doing the right thing for their American customers by passing along fees to Verizon customers (the Federal and State Universal Service Fees), which are initially charged to Verizon from the Federal Communication Commission and amount to a mandatory charity, and

WHEREAS, both the Federal and State Universal Fees allegedly provide phone service for poor people and also allegedly provide computers, etc., to our schools, and

WHEREAS, each American is free to choose their own charities they wish to support, and most Americans pay school taxes that provide computers, etc., to our schools, and

WHEREAS, there is apparently no audit of these funds extracted from Verizon customers, and

WHEREAS, Verizon keeps a portion of these funds extracted from their customers, rather than resist the anti-American F.C.C. charges, and

WHEREAS, Verizon probably has attorneys on retainer or on staff to do their legal work, and

WHEREAS, it seems that the American way would be for the Verizon attorneys to resist the F.C.C. against these anti-American charges instead of passing them on to their customers, and

WHEREAS, by Verizon's own definition of "cramming", the customers do not authorize these charges to be added to their phone bill, and

WHEREAS, if the customer refuses to pay these anti-American charges, Verizon threatens their customer with disconnection of phone service, which amounts to extortion, and

WHEREAS, this act of extortion resulting in disconnection of service has occurred in at least one instance with a Verizon customer,

BE IT RESOLVED, that Verizon Communications Corporation cease and desist mandating their customers to contribute to the Federal and State Universal Service Fees, which will result in the strengthening of the American way in our great republic, the U.S.A.

Sincerely,

Raymond W. Nolte 11-2-05

Raymond W. Nolte

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

The proposal would require the company to "cease and desist mandating their customers to contribute to the Federal and State Universal Service Fees."

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations (*i.e.*, decisions concerning the recovery of fees). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Timothy Geishecker
Attorney-Adviser